EXHIBIT 99.2

Management’s Discussion and Analysis

For the three and six months ended April 30, 2023 and 2022

(Expressed in United States dollars)

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Introduction

This management’s discussion and analysis (“MD&A”) has been prepared by management in accordance with the requirement of NI 51-102 as of June 27, 2023, reviews and summarizes the activities of Arras Minerals Corp. (the “Company” or “Arras”) for the three and six months period ended April 30, 2023 and 2022, and was prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. This MD&A is intended to supplement the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended period April 30, 2023 and the Company’s audited consolidated financial statements for the year ended October 31, 2022, and the related notes contained respectively therein which have been prepared under IFRS. All amounts are in United States dollars (“$USD”) unless otherwise specified.

Management is responsible for the preparation and integrity of the condensed interim consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls to ensure that information used internally or disclosed externally, including the MD&A, is complete and reliable.

GENERAL BUSINESS OVERVIEW

Arras is a Canadian exploration and development company advancing a portfolio of copper and gold assets in northeastern Kazakhstan. The Company has secured the third-largest license package in the country for copper and gold, trailing only Rio Tinto and Fortescue Metals Group in size. The Company’s common shares are traded on the TSX Venture Exchange (the “TSXV”) under the symbol “ARK” and its most recent filings are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) and can be accessed at www.sedar.com.

Arras was incorporated on February 5, 2021, under the Business Corporations Act (British Columbia) as a wholly owned subsidiary of Silver Bull Resources, Inc. (“SVB” or “Silver Bull”). Arras was formed to hold SVB’s interests in the Beskauga property located in Kazakhstan (the “Beskauga Property”), which consists of the Beskauga Main project (the “Beskauga Main Project”) and the Beskauga South project (the “Beskauga South Project” and together with the Beskauga Main Project, the “Beskauga Project”). The Company’s head office is located at Suite 1605, 777 Dunsmuir Street, Vancouver, British Columbia, Canada, V7Y 1K4 and its registered and records office is located at Suite 2600, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3.

On March 19, 2021, SVB transferred its Kazakh assets to the Company pursuant to the terms of an Asset Purchase Agreement (the “APA”) in exchange for the issuance of 36,000,000 common shares in the capital of the Company (each a “Common Share”) to SVB (the “Asset Transfer”). The transferred assets included an option agreement with respect to the Beskauga Property (the “Beskauga Option Agreement”), a joint venture agreement with respect to the Stepnoe and Ekidos properties and loans payable by Ekidos Minerals LLP (“Ekidos LLP”) to SVB. Subsequently, on September 24, 2021, SVB distributed 34,547,838 Common Shares issued to SVB in respect of the Asset Transfer to its shareholders by way of a special dividend, on the basis of one Common Share for each common share in the capital of SVB (the “Distribution” and, together with the Asset Transfer, the “Spin Out”). Prior to completion of the Spin Out, the Company entered into a Separation and Distribution Agreement (the “Separation and Distribution Agreement”) with Silver Bull. The Separation and Distribution Agreement set forth the Company’s agreements with Silver Bull regarding the principal actions to be taken in connection with the Distribution and the Spin Out.

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos LLP and Ekidos LLP became a wholly-owned subsidiary of the Company. The total consideration was $1,000 as described below.

On February 10, 2023, Arras Metals Ltd. was incorporated at the Astana International Financial Centre in Astana, Republic of Kazakhstan, as a wholly-owned subsidiary of the Company, for the purpose of holding mineral exploration investments.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

OVERALL PERFORMANCE AND RESULTS OF operationS

The following selected information has been derived from the Company’s condensed interim consolidated financial statements for the three and six months ended April 30, 2023 and 2022 and should be read in conjunction with the Company’s condensed interim consolidated financial statements, which are available at www.sedar.com:

	April 30, 2023	October 31, 2022
	$	$
Cash and cash equivalents	2,415,023	424,124
Mineral properties	5,035,259	5,035,259
Total assets	8,667,127	6,650,851
Current liabilities	404,967	578,637
Total liabilities	569,794	781,524
Working capital	2,297,216	18,906

	For the three months ended April 30, 2023	For the three months ended April 30, 2022	For the six months ended April 30, 2023	For the six months ended April 30, 2022
Expenses	$	$	$	$
Exploration	1,017,525	1,448,568	2,299,888	1,693,883
Personnel	279,779	248,408	472,505	524,478
Marketing and shareholders’ communication	59,215	48,603	144,219	58,760
Directors’ fees	57,360	80,077	127,400	166,793
Professional services	51,680	95,300	65,018	192,681
Office and administrative	23,998	28,488	52,562	65,322
Depreciation	20,577	13,718	41,154	13,718
Loss from operations	(1,510,134)	(1,963,162)	(3,202,746)	(2,715,635)

Foreign exchange (loss) gain	(19,031)	3,414	1,894	(92,847)
Interest income	22,066	18	48,704	32
Other income (loss)	3,035	3,414	50,598	(92,815)
Net and Comprehensive Loss for the Period	(1,507,099)	(1,959,730)	(3,152,148)	(2,808,450)
Basic and Diluted Loss Per Common Share	(0.02)	(0.04)	(0.05)	(0.06)
Weighted Average Number of Common Shares Outstanding	68,504,400	51,475,150	65,922,734	50,754,643

For the three months ended April 30, 2023 and 2022

For the three months ended April 30, 2023, the Company had no revenue and incurred a net loss of $1,507,000 compared to a net loss of $1,960,000 for the same period last year.

Exploration costs

Exploration costs decreased $431,000 to $1,018,000 for the three months ended April 30, 2023 as compared to $1,449,000 for the same period last year. The comparative period expense was higher primarily due to an airborne magnetic survey over the Beskauga, Elemes and Maisor exploration licenses in the three months ended April 30, 2022, with no such expense in the current period.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Personnel

Personnel costs increased $32,000 to $280,000 for the three months ended April 30, 2023 as compared to $248,000 for the same period last year. The increase was mainly due to a $78,000 increase in management bonuses due to the timing of the accrual, which was partially offset by a $43,000 decrease in stock-based compensation.

Marketing and shareholder’s communication

Marketing and shareholders’ communication increased $10,000 to $59,000 for the three months ended April 30, 2023 as compared to $49,000 for the same period last year. The increase was mainly due to increased investor relations activities as a publicly-listed company in the three months ended April 30, 2023 as compared to the same period last year when the Company was still private. The increase was offset by a $28,000 decrease in listing and exchange fees due to the direct listing costs in the comparative period.

Directors’ fees

Directors’ fees decreased $23,000 to $57,000 for the three months ended April 30, 2023 as compared to the $80,000 for the same period last year. The decrease was mainly due to a $30,000 decrease in stock-based compensation, which was offset by a $6,000 increase in director fees as the result of revised director’s fees commencing in January 2022 and an additional director commencing in September 2022 compared to the same period last year.

Professional services

Professional fees decreased $43,000 to $52,000 for the three months ended April 30, 2023 as compared to $95,000 for the same period last year. The decrease was mainly due to legal costs incurred in relation to the Company’s listing on the TSXV during the comparative period. The decrease was offset by an increase in accounting costs related to a publicly-listed company in the three months ended April 30, 2023 as compared to the same period last when the Company was still private.

Office and administrative

Office and administrative costs decreased $3,000 to $24,000 for the three months ended April 30, 2023 as compared to $27,000 for the same period last year. The decrease was mainly due to the decreased in office expenses as the Company incurred the corporate office moving costs in March 2022. This decrease was offset by an increase in travel costs.

Stock-based compensation

Stock-based compensation was a factor in the fluctuations in general and administrative expenses. Overall stock-based compensation included in general and administrative expense decreased to $73,000 for the three months ended April 30, 2023 from $119,000 for the same period last year. This was mainly due to stock options vesting in the three months ended April 30, 2023 having a lower fair value than stock options vesting in the comparable period.

Depreciation

Depreciation costs increased $7,000 to $21,000 for the three months ended April 30, 2023 as compared to $14,000 for the same period last year. The increase was mainly due to a portion of office lease costs being recorded as depreciation commencing in March 2022 and additional office equipment.

Other income (expenses)

The Company recorded other income of $3,000 for the three months ended April 30, 2023, as compared to other income of $3,000 for the comparable period last year. The significant factors contributing to other income was a $22,000 interest income, which was offset by a $19,000 foreign currency exchange loss for the three months ended April 30, 2023. The significant factor contributing to other income was a $3,000 foreign currency exchange gain for the comparable period last year. The foreign currency exchange loss in the three months ended April 30, 2023 was the result of the depreciation of the Canadian dollar (“$CDN”). The foreign currency exchange gain in the three months ended April 30, 2022 was the result of the appreciation of the $CDN.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

For the six months ended April 30, 2023 and 2022

For the six months ended April 30, 2023, the Company had no revenue and incurred a net loss of $3,152,000 compared to a net loss of $2,808,000 for the same period last year.

Exploration costs

Exploration costs increased $606,000 to $2,300,000 for the six months ended April 30, 2023 as compared to $1,694,000 for the same period last year. The increase was mainly the result of the Company’s acquisition of Ekidos LLP occurring part way through the comparative period (February 3, 2022) and as such, Ekidos’ operational expenditures were only included from the date of acquisition. The increase is also a result of an increase in the exploration activities at Beskauga and the Company’s other exploration licenses.

Personnel

Personnel costs decreased $51,000 to $473,000 for the six months ended April 30, 2023 as compared to $524,000 for the same period last year. The decrease was mainly due to $90,000 lower stock-based compensation expense, which was partially offset by a $49,000 increase in management bonuses due to the timing of the accrual.

Marketing and shareholder’s communication

Marketing and shareholders’ communication increased $85,000 to $144,000 for the six months ended April 30, 2023 as compared to $59,000 for the same period last year. The increase was mainly due to increased investor relations activities as a publicly-listed company in the six months ended April 30, 2023 as compared to the same period last year when the Company was still private. The increase was offset by a $28,000 decrease in listing and exchange fees due to direct listing costs in the comparative period.

Directors’ fees

Directors’ fees decreased $40,000 to $127,000 for the six months ended April 30, 2023 as compared to the $167,000 for the same period last year. The decrease was mainly due to a $42,000 decrease in stock-based compensation, which was offset by a $3,000 increase in director fees as the result of revised director’s fees commencing in January 2022 and an additional director commencing in September 2022 compared to the same period last year.

Professional services

Professional fees decreased $128,000 to $65,000 for the six months ended April 30, 2023 as compared to $193,000 for the same period last year. The decrease was mainly due to legal and accounting costs incurred in relation to the Company’s listing on the TSXV during the comparative period.

Office and administrative

Office and administrative costs decreased $13,000 to $53,000 for the six months ended April 30, 2023 as compared to $65,000 for the same period last year. The decrease was mainly due to the accounting for office lease costs in the current period, where part of the lease costs are recorded as depreciation, whereas in the prior period, the Company incurred shared office rent. This decrease was offset by an increase in travel costs.

Stock-based compensation

Stock-based compensation was a factor in the fluctuations in general and administrative expenses. Overall stock-based compensation included in general and administrative expense decreased to $110,000 for the six months ended April 30, 2023 from $242,000 for the same period last year. This was mainly due to stock options vesting in the six months ended April 30, 2023 having a lower fair value than stock options vesting in the comparable period.

Depreciation

Depreciation costs increased $27,000 to $41,000 for the six months ended April 30, 2023 as compared to $14,000 for the same period last year. The increase was mainly due to a portion of office lease costs being recorded as depreciation commencing in March 2022 and the amortization of additional office equipment.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Other income (expenses)

The Company recorded other income of $51,000 for the six months ended April 30, 2023, as compared to other expenses of $93,000 for the comparable period last year. The significant factors contributing to other income was $49,000 in interest income for the six months ended April 30, 2023. The significant factor contributing to other expenses was a $93,000 foreign currency exchange loss for the comparable period last year. The foreign currency exchange loss in the six months ended April 30, 2022 was the result of the depreciation of the $CDN.

DISCUSSION OF OPERATIONS

Beskauga Project

The Beskauga Project is located in the Pavlodar region of north-eastern Kazakhstan, approximately 300 km northeast from the Kazakhstan capital, Astana. The Beskauga Project is interpreted by Arras to represent a copper-gold porphyry deposit and consists of three licenses: the Beskauga exploration contract, which was issued under the r previous Kazakh permitting system, and the Ekidos and Stepnoe exploration licenses which were issued under the current Kazakh mining code in October 2020. The Beskauga contract is held by Dostyk LLP, a Kazakh entity 100% owned by Copperbelt AG (“Copperbelt”), a private mineral exploration company registered in Switzerland with which Arras has the Beskauga Option Agreement. Pursuant to the Beskauga Option Agreement, Arras has the exclusive right and option (the “Beskauga Option”) to acquire Copperbelt’s right, title and 100% interest in the Beskauga property. The Ekidos and Stepnoe licenses are held by Ekidos LLP, which is 100% controlled by Arras.

Arras commenced an exploration program in the second calendar quarter of 2021 on the Beskauga Property. This involved a geological mapping and a sampling program of key select areas, as well as a diamond drilling program targeting extensions to the known mineralization. The exploration program’s design was determined based on historical geological information in the area and an airborne geophysics program that was completed in April 2021. The final geophysical products for the airborne magnetic survey were received in the third quarter of 2021.

In 2022, diamond drilling continued to test targets in, and around the known mineralization of the Beskauga deposit and also along the trend of known anomalous mineralization. Follow-up soil sampling and additional KGK drilling was also completed targeting areas of interest identified from the airborne magnetic survey flown in 2021. Drill results to date continue to demonstrate broad intervals of copper-gold mineralization starting immediately below the unconsolidated cover layer which is approximately 40 meters in depth. KGK drilling throughout 2022 continued to extend the anomalous copper and gold mineralization found in bedrock just below the unconsolidated cover layer which has led to additional diamond drill targets being prioritized.

During the six months ended April 30, 2023, the Company completed 5,559 meters of diamond drilling through its wholly-owned subsidiary, Ekidos LLP. For the project to May 31, 2023, approximately 23,352 meters of diamond drilling has been completed.

On May 27, 2023, the government of Kazakhstan agreed to convert the Beskauga exploration contract to an exploration license under the current Kazakh mining code. Along with Dostyk LLP, the Company is working with the Kazakh government to cancel the existing exploration contract, and have the new exploration license issued. It is expected that this license will be granted until February 24, 2024, with the Company’s option to renew for an additional five-year period.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Resource Estimation

The table below summarizes the updated resource estimate at the Beskauga Project:

Mineral Resource Estimate for the Beskauga Deposit

Category	Tonnage (Mt)	Cu (%)	Au (g/t)	Ag (g/t)
Indicated	111.2	0.30	0.49	1.34
Inferred	92.6	0.24	0.50	1.14

According to the NI 43-101 Technical Report dated February 20, 2022 for the Beskauga Project in Pavlodar Region, north-eastern Kazakhstan, all Mineral Resources were updated by Mr. David Underwood, B.Sc. (Hons) Registered Professional Natural Scientist, South Africa Council for Natural Scientific Professions Pr. Sci. Nat. No.400323/11 and Mr. Matthew Dumala, P. Eng. as Independent Qualified Persons “Qualified Persons” defined under National Instrument 43-101 standards.

Exploration Licenses

In addition to the Ekidos and Stepnoe licenses, on May 20, 2021, Ekidos LLP entered into the Maikain Joint Venture Agreement (the “Maikain JV Agreement”) with Orogen LLP, a company incorporated under the laws of Kazakhstan, in connection with, among other things, mineral license applications for, and further exploration and evaluation of, certain properties in an area of interest, including the Akkuduk, Norgubek, Maisor, Elemes, Aktasty, Besshoky, Aimanday and South Bosshakol properties located in Kazakhstan.

As of April 30, 2023, Arras’s wholly-owned subsidiary, Ekidos LLP, has been granted ten exploration licenses in Kazakhstan. These exploration licenses have been granted for an initial 6-year period, with the possibility of a 5-year extension.

Property	Exploration License	Grant Date
Ekidos	875-EL	October 22, 2020
Stepnoe	876-EL	October 22, 2020
Akkuduk	1178-EL	February 2, 2021
Norgubek	1413-EL	August 20, 2021
Maisor	1471-EL	October 22, 2021
Elemes	1555-EL	January 14, 2022
Aktasty	1675-EL	March 18, 2022
Besshoky	1819-EL	August 15, 2022
Aimanday	1840-EL	September 23, 2022
South Bosshakol	1866-EL	October 22, 2022

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Exploration Plan for 2023

For 2023, the exploration program at the Beskauga Property involves a geological mapping and sampling program, as well as additional diamond drilling. The program's design is based on work completed by Arras in 2022, historical geological information collected by other companies, and various geophysical surveys, and it aims to upgrade the existing resource and test the wider area that has not yet been drilled.

The program includes up to a 15,000-meter exploration drill program to fully test the entire mineralizing system at Beskauga, collection of multi-element litho-geochemical data and hyperspectral data from a selection of historical pulps and drill core, and continued relogging of select drill core, among other things. The program also includes follow-up on regional targets with geophysics and prospect drilling within the Beskauga License area.

In addition, the program involves addressing any other gaps to be filled to advance the project towards a Mineral Resource update and ultimately a future preliminary feasibility study that would also require detailing power and water sources, environmental and socioeconomic considerations and other permitting related requirements.

Overall, the program in 2023 aims to provide a better understanding of the deposit architecture and support an improved three-dimensional (3D) geological model to guide additional metallurgical sampling, among other objectives.

In addition to the Beskauga License, as noted above, Arras holds 10 regional mineral exploration licenses which target the same belt of rocks that host the Beskauga deposit. All of these license areas are early greenfields in nature. The work program for 2023 plans to build on exploration activities completed during 2022 and includes several objectives:

•	Compile historical Soviet work on these areas, which may provide valuable information about the geology, mineralization, and potential exploration targets. This work may include reviewing and analyzing historical reports, maps, and data from previous exploration programs.
•	Follow up on these areas with mapping and prospecting. Mapping involves identifying and documenting the rock types, structures, and other geological features present in the area, while prospecting involves systematically searching for mineralization and collecting samples for analysis to identify areas with potential for mineralization.
•	Target areas with appropriate soil horizons with soil grids. Soil grids involve collecting soil samples at regular intervals to identify anomalies in the distribution of metals or other elements associated with mineralization.
•	Follow up on prospective areas with targeted geophysics and prospect drilling. Geophysics involves using various techniques, such as ground magnetics, induced polarization, and electromagnetic surveys, to detect subsurface mineralization. Prospect drilling involves drilling holes in areas with potential mineralization to confirm the presence and extent of mineralization and to collect samples for analysis.

Overall, the work program for 2023 aims to advance exploration in these early Greenfields and identify areas with potential for mineralization, which may ultimately lead to the discovery of new deposits.

The work programs on Beskauga and the regional mineral exploration licenses will be carried out concurrently as a single phase of work, subject to the Company obtaining sufficient financing.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Exploration and Evaluation Assets

Under the terms of the Beskauga Option Agreement, the exploration expenditure requirements and incurred are summarized as follows:

Period	Annual Expenditure Required	Cumulative Expenditure Required	Annual Expenditure Incurred	Cumulative Expenditure Incurred
By January 26, 2022 (1 year from Closing Date)	$2 million	$2 million (met)	$4.50 million	$4.50 million
By January 26, 2023 (2 years from Closing Date)	$3 million	$5 million (met)	$3.42 million	$7.92 million
By January 26, 2024 (3 years from Closing Date)	$5 million	$10 million	$0.92 million	$8.84 million
By January 26, 2025 (4 years from Closing Date)	$5 million	$15 million	n/a	$8.84 million

As of April 30, 2023, approximately $8.84 million of the required expenditures have been incurred under the Beskauga Option Agreement via investment agreements with Dostyk LLP, the holder of the Beskauga exploration license, and expenditures incurred by Ekidos LLP in relation to the Stepnoe and Ekidos properties. This has satisfied, and surpassed, the cumulative second-year exploration expenditure commitment.

In addition, the Beskauga Option Agreement provides that subject to its terms and conditions, the Company may be obligated to make the following bonus payments (collectively, the “Bonus Payments”) to Copperbelt if the Beskauga Main Project or the Beskauga South Project is the subject of a bankable feasibility study prepared in compliance with National Instrument 43-101 (“NI 43-101”) indicating gold equivalent resources in the amounts set forth below, with (i) (A) 20% of the Bonus Payments payable after completion of the bankable feasibility study or after the mineral resource statement is finally determined and (B) the remaining 80% of the Bonus Payments due within 15 business days of commencement of on-site construction of a mine for the Beskauga Main Project or the Beskauga South Project, as applicable, and (ii) up to 50% of the Bonus Payments payable in shares of Silver Bull common stock to be valued at the 20-day volume-weighted average trading price of the shares on the Toronto Stock Exchange calculated as of the date immediately preceding the date such shares are issued:

Gold equivalent resources	Cumulative Bonus Payments (US$)
Beskauga Main Project
3,000,000 ounces	$2,000,000
5,000,000 ounces	$6,000,000
7,000,000 ounces	$12,000,000
10,000,000 ounces	$20,000,000
Beskauga South Project
2,000,000 ounces	$2,000,000
3,000,000 ounces	$5,000,000
4,000,000 ounces	$8,000,000
5,000,000 ounces	$12,000,000

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Pursuant to the Separation and Distribution Agreement, Arras may, in its sole discretion, seek the consent of the other parties to the Beskauga Option Agreement to make certain amendments thereto such that the Bonus Payments that Arras or its affiliate may be obligated to pay Copperbelt pursuant to the Beskauga Option Agreement could be satisfied, at the option of Arras, in Common Shares. If Arras is not successful in obtaining such consents, Silver Bull will agree to use commercially reasonable efforts to enter into an arrangement with Arras providing for (i) the issuance of Silver Bull common stock to Copperbelt upon (A) Arras becoming obligated to make the Bonus Payments and (B) Arras electing to pay a portion of such Bonus Payments in Silver Bull common stock in accordance with the Beskauga Option Agreement and (ii) a payment by Arras to Silver Bull in consideration for the issuance by Silver Bull of Silver Bull common stock to Copperbelt.

Pursuant to the Beskauga Option Agreement, the bankable feasibility study (i) must be a detailed report prepared in compliance with NI 43-101, in form and substance sufficient for presentation to arm’s length institutional lenders considering project financing, showing the feasibility of placing any part of the Beskauga Property into commercial production as a mine, and (ii) must include a reasonable assessment of the various categories of mineral reserves and their amenability to metallurgical treatment, a complete description of the work, equipment and supplies required to bring such part of the Beskauga Property into commercial production and the estimated cost thereof, a description of the mining methods to be employed and a financial appraisal of the proposed operations. As noted above, the feasibility study must be prepared in compliance with NI 43-101 and the accompanying definition of “feasibility study” prescribed by the CIM.

Acquisition of Ekidos Minerals LLP

On February 3, 2022, the Company purchased 100% of the issued and outstanding shares of Ekidos LLP. Total consideration was $1,000 cash. Ekidos LLP is in the business of the exploration and evaluation of mineral properties in Kazakhstan.

The acquisition was accounted for by the Company as a purchase of assets and assumption of liabilities. The acquisition did not qualify as a business combination under IFRS 3 - Business Combinations, as the significant inputs, processes and outputs, that together constitute a business, did not exist in Ekidos LLP at the time of acquisition.

The following table summarizes the preliminary purchase price allocation:

Purchase price:
Cash	$1,000
Total consideration	1,000
Net assets acquired:
Cash	34,050
Other receivables	371,294
Prepaid expenses	580,6141
Office and equipment	42,184
Mineral properties	4,383,656
Accounts payable and accrued liabilities	(95,798)
Loans payable to Arras	(5,315,000)

Total net assets acquired	$1,000

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Mineral Property

As of April 30, 2023, a balance of $5,035,259 is recorded as mineral property assets. This balance primarily consists of $327,690 in relation to the acquisition of the Beskauga Option Agreement and other Kazakh assets from Silver Bull in March 2021, $323,913 in relation to the issuance of common shares as a finder’s fee for the introduction of the owners of the Beskauga project to the Company and $4,383,656 in relation to the acquisition of Ekidos LLP on February 3, 2022.

Balance, October 31, 2021	$651,603
Acquisition of Ekidos	4,383,656
Balance, October 31, 2022	$5,035,259
Balance, April 30, 2023	$5,035,259

Exploration and Related Costs

A summary of the material components of the Company’s exploration expenses during the three and six months ended April 30, 2023 and 2022 are as follows:

	For the three months ended April 30, 2023	For the three months ended April 30, 2022	For the six months ended April 30, 2023	For the six months ended April 30, 2022
Drilling and sampling	$590,161	$1,062,174	$1,414,819	$1,062,174
Personnel	231,544	221,476	533,742	358,928
Professional services	8,900	36,418	23,815	61,995
Site operations	164,049	72,791	279,161	81,414
Stock-based compensation (Recovery)	(2,340)	28,838	9,378	69,849
Travel	12,603	12,115	13,992	23,600
Insurance	3,564	—	7,128	—
Depreciation	9,044	14,756	17,853	22,328
Other	—	—	—	13,595
Total Exploration and Related Costs	$1,017,525	$1,448,568	$2,299,888	$1,693,883

Arras incurred $1,017,525 (2022 – 1,448,568) and $2,299,888 (2022 – 1,693,883) in exploration and related costs in the three and six months ended April 30, 2023, respectively. These were mainly due to drilling and sampling costs, geological experts’ costs, stock-based compensation to contractors, travel costs and other exploration activities relating to the exploration program in Northeastern Kazakhstan.

Share Capital Highlights

During the six months ended April 30, 2023

From November 10, 2022 to December 16, 2022, the Company completed a series of tranches of a private placement, issuing a total of 15,938,250 common shares at a price of $CDN 0.45 per common share for gross proceeds of $CDN 7,172,213 ($5,340,350). The Company paid finder’s fees totaling $CDN 84,432 ($61,629) to agents with respect to certain purchasers who were introduced to the Company. The Company incurred other offering costs associated with this private placement in the amount of $43,749.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Of this private placement, Teck Resources Limited purchased 6,650,000 of the common shares issued, and owns 9.7% of the Company’s outstanding shares as of April 30, 2023.

During the six months ended April 30, 2022

On November 21, 2021, the Company completed the second tranche of a private placement for 2,106,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 2,106,000 ($1,670,756). The Company incurred other offering costs associated with the second tranche of private placement of $4,900 and issued in aggregate 21,630 common shares fair valued at CDN $21,630 ($17,208) as finder’s fees.

On December 20, 2021, the Company completed the third and final tranche of a private placement for 1,520,000 common shares at a price of $CDN 1.00 per common share for gross proceeds of $CDN 1,520,000 ($1,186,388). The Company paid finder’s fees totaling $CDN 50,000 ($39,026) to an agent with respect to certain purchasers who were introduced by the agent. The Company incurred other offering costs associated with the third and final tranche of private placement of $5,644 and issued in aggregate 24,420 common shares fair valued at $CDN 24,420 ($19,427) as finder’s fees.

Summary of SELECTED HIGHLIGHTS Of quarterly information

The following tables contain quarterly information for the last eight quarters of the Company from May 1, 2022 through April 30, 2023:

	April 30, 2023	January 31, 2023	October 31, 2022	July 31, 2022
	$	$	$	$
Balance Sheet
Current assets	2,702,183	4,387,776	597,543	2,076,257
Current liabilities	404,967	679,851	578,637	422,617
Working capital	2,297,216	3,707,925	18,906	1,653,640
Shareholders’ Equity	8,097,333	9,535,418	5,869,327	7,520,508
Operations
Total revenue	—	—	—	—
Net loss	1,507,099	1,645,048	1,743,143	1,393,967

	April 30, 2022	January 31, 2022	October 31, 2021	July 31, 2022
	$	$	$	$
Balance Sheet
Current assets	2,291,445	8,984,482	7,035,558	2,494,798
Current liabilities	578,366	396,472	541,624	390,461
Working capital	1,713,079	8,588,010	6,493,934	2,104,337
Shareholders’ Equity	7,558,385	9,373,683	7,250,703	2,436,469
Operations
Total revenue	—	—	—	—
Net loss	1,959,730	848,619	768,999	779,562

The Company is focused on the exploration and development of the Beskauga Project and does not yet generate any revenue. Consistent with the acquisition of Ekidos LLP in February 2022, the Company’s net losses have increased from the periods prior to the acquisition. The Company’s changes in net income and loss from one period to another depends largely on exploration activities, corporate and administrative expenditure, granting of stock options and the timing of the relevant vesting schedules, which are offset by any other income accrued in the period.

The fluctuations in working capital from quarter to quarter are dependent upon financing of the Company’s operations.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

LIQUIDITY AND CAPITAL RESOURCES

The net working capital of the Company at April 30, 2023 was $2,297,000 (October 31, 2022 - $19,000).

For the six months ended April 30, 2023, the Company used $3,191,000 in cash for operating activities compared to $2,259,000 for the same period last year. The significant increase was mainly the result of the Company’s acquisition of Ekidos LLP on February 3, 2022 and as such, including Ekidos’ operational results from the date of acquisition, as well as an increase in the exploration activities at Beskauga. The Company’s cash flows from operations are negative as it is an exploration stage company.

For the six months ended April 30, 2023, the Company had net cash provided by financing activities of $5,235,000, which were the net proceeds of the private placements completed in November and December 2022 and was offset by $47,000 repayment of the lease liability. Cash flow provided by financing activities for the six months ended April 30, 2022 were net proceeds of $2,808,000 from private placements in November and December 2021 and it was offset by $13,000 repayment of lease liability.

For the six months ended April 30, 2023, the Company used $6,000 in cash for the purchase of equipment. Cash flows used in investing activities for the six months ended April 30, 2022 was $2,128,000, which included $2,137,000 for loans made to Ekidos LLP prior to it becoming a subsidiary of the Company and $25,000 cash for the purchase of equipment, which was partial offset by $34,000 cash and cash equivalents from Ekidos LLP acquisition.

Liquidity Outlook

At present, the Company’s operations do not generate cash inflows and its financial success is dependent on management’s ability to discover economically viable mineral deposits and raise cash through financings. The mineral exploration process can take many years and is subject to factors that are beyond the Company’s control.

As of April 30, 2023, the Company has incurred approximately $8.84 million of the required expenditures and has an additional $6.16 million in exploration expenditure requirements by January 26, 2025 under the Beskauga Option Agreement, as detailed in the “Discussion of Operations” section.

Additionally, as of April 30, 2023, the Company has $7.95 million (to be spent over the next 5 or more years) in explorational commitments mandated by relevant Kazakh government authorities to keep its exploration licenses in good standing, and $279,000 in lease commitments relating to future contractually obligated payments of its corporate office.

	< 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter	Total
Lease commitments	97,000	99,000	83,000	—	—	—	279,000
Beskauga Option agreement commitments	1,156,000	5,000,000	—	—	—	—	6,156,000
Exploration licenses expenditure commitments	957,000	1,528,000	1,947,000	2,035,000	1,345,000	141,000	7,954,000
	2,210,000	6,627,000	2,030,000	2,035,000	1,345,000	141,000	14,389,000

In order to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses, the Company will need to raise funds through equity sales, from the exercise of convertible securities, debt, deferral of payments to related parties, or other forms of raising capital. Many factors influence the Company’s ability to raise funds, including the health of the resources market, the climate for mineral exploration investment, the Company’s track record, and the experience and caliber of its management. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activities. Management believes it will be able to raise equity capital as required in the short and long term but recognizes that there will be risks involved which may be beyond its control.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Going Concern

The Company’s condensed interim consolidated financial statements are prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at April 30, 2023, the Company has not yet achieved profitable operations. This condition indicates the existence of material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern. The continuing operations of the Company are dependent upon obtaining necessary financing to meet the Company’s commitments as they come due and to finance the Company’s operations, future exploration programs, make payments and undertake expenditures to maintain the effectiveness of the Beskauga Option and to cover administrative and overhead expenses. Failure to continue as a going concern would require that assets and liabilities be recorded at their liquidation values, which might differ significantly from their carrying values. The condensed interim consolidated financial statements of the Company for the six months ended April 30, 2023 do not include adjustments that would be necessary should the Company be unable to continue as a going concern. These adjustments could be material.

OFF- BALANCE SHEET TRANSACTIONS

The Company has no off-balance sheet arrangements as at April 30, 2023 or at the date of this MD&A.

RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Related parties may be individuals or corporate entities. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers.

At April 30, 2023, and October 31, 2022, accounts payable and accrued liabilities contained the following amounts due to related parties:

	April 30, 2023	October 31, 2022
CEO (1)	$—	$82,423
President (2)	—	83,420
CFO (3)	3,087	49,650
Directors’ fees	9,189	19,390
Directors’ fees	5,024	11,380
Directors’ fees	4,436	9,307
Directors’ fees	4,109	8,954
Directors’ fees	4,764	3,282
Total	$30,609	$267,806

(1) Includes a bonus accrual for 2022.

(2) Includes a bonus accrual for 2022.

(3) Includes a bonus accrual for 2022 and expense reimbursements for 2023.

During the six months ended April 30, 2023, expenses totalling $165,367 were incurred by Silver Bull on the Company’s behalf pursuant to the Separation and Distribution Agreement, which provides for a framework for the relationship between the parties during and after the Distribution. If specific identification of expenses is not practicable, a proportional cost allocation based on management’s estimation is applied. As at April 30, 2023, $2,428 (October 31, 2022 - $23,196) due to related party consists of amounts due to Silver Bull for office related costs and salaries reimbursements. The balance of due from and due to related party is interest free and is to be repaid on demand.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

Pursuant to the Separation and Distribution Agreement, Silver Bull agreed to continue to incur the salaries of its employees and other office-related overhead costs and charge Arras for a portion of these costs on a pro-rata cost-recovery basis until the earlier of (i) the date on which Arras’ common shares are listed on a stock exchange or (ii) December 31, 2021. In February 2022, the Company entered into employment and consulting agreements, effective January 1, 2022, with each member of the management team.

	April 30, 2023	April 30, 2022

Directors’ fees	$—	$8,998
Personnel	171,175	217,930
Office and administrative	17,984	25,435
Office rent reimbursement	(23,792)	(7,913)
	$165,367	$244,450

During the six months ended April 30, 2023 and 2022, the Company paid or accrued the following amounts to officers, directors or companies controlled by officers and/or directors:

	April 30, 2023	April 30, 2022
Share-based payments	$105,940	$260,653
CEO	142,160	107,769
President	142,160	118,757
CFO	85,269	69,766
Directors’ fees	21,999	32,572
Directors’ fees	10,083	11,787
Directors’ fees	10,083	10,811
Directors’ fees	9,166	5,862
Directors’ fees	11,000	2,142
	$537,860	$620,119

PROPOSED TRANSACTIONS

The Company has no proposed transactions that have not been disclosed herein as at April 30, 2023 or as at the date of this MD&A.

Financial InstRuments and Capital Risk Management

The Company provides information about its financial instruments measured at fair value at one of three levels according to the relative reliability of the inputs used to estimate the fair value:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The Company’s financial instruments consist of cash and cash equivalents, accounts payables and accrued liabilities, lease liabilities and due from related party. The carrying values of these financial instruments approximate their respective fair values due to the term of these instruments.

The Company’s financial instruments classified as Level 1 in the fair value hierarchy are cash and cash equivalents, accounts payable and accrued liabilities, lease liability and due to related party. The lease liability is classified as Level 3 financial instruments. The carrying values approximate the fair values due to the short-term maturity of these instruments. There were no transfers between fair value levels during the six months ended April 30, 2023.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company’s credit risk on other receivables is negligible.

The Company’s primary exposure to credit risk is its cash and cash equivalents of $2,415,023 as at April 30, 2023. Management believes that the credit risk concentration with respect to cash and cash equivalents is remote as it maintains accounts with highly rated financial institutions. Cash and cash equivalents are denominated in $USD, $CDN and Kazakh Tenge, and consist of guaranteed investment certificates for the terms of less than 100 days acquired from a Canadian financial institution.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying its financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating investing and financing activities. As at April 30, 2023, the Company had working capital of $2,297,216 (October 31, 2022 - $18,906) and cash and cash equivalents of $2,415,023 (October 31, 2022 - $424,124), and is not exposed to significant liquidity risk at this time. However, as the Company is in the exploration stage, it will periodically have to raise funds to continue operations and intends to raise further financing through equity offerings.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk and other price risk. The Company is not currently exposed to any significant interest rate risk or other price risk. The Company is exposed to foreign currency risk with respect to cash denominated in Canadian dollars. As at April 30, 2023, a 10% strengthening (weakening) of the Canadian dollar against the United States dollar would have increased (decreased) the Company’s comprehensive loss by approximately $148,000 for the six months ended April 30, 2023 (October 31, 2022 - $7,000).

The Company maintains a minimum cash balance of local currency in Kazakh bank accounts, and as such, the Company assesses such Kazakh Tenge foreign currency risk as low.

Commodity Price Risk

The ability of the Company to raise funds to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of copper and gold. The Company monitors copper and gold prices to determine the appropriate course of action to be taken.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances and require judgment on matters which are inherently uncertain. Details of the Company’s significant accounting policies can be found in note 3 of the condensed interim consolidated financial statements for the three and six months ended April 30, 2023 and note 3 of the Company’s annual consolidated financial statements for the year ended October 31, 2022 filed on SEDAR on February 24, 2023.

OUTSTANDING SHARE CAPITAL

The Company’s authorized share capital consists of an unlimited number of Common Shares without par value. As of the date of this MD&A, the Company has 68,504,400 Common Shares, 5,160,000 stock options, 414,984 Restricted Share Units and 1,971,289 SVB warrants issued and outstanding.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

QUALIFIED PERSON AND INFORMATION CONCERNING ESTIMATES OF MINERAL PROJECTS

All of the scientific and technical information contained in this MD&A has been reviewed and/or approved by Tim Barry, CEO and Director of Arras, a Chartered Professional Geologist (MAusIMM CP Geo) with the Australasian Institute of Mining and Metallurgy and a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Minerals Projects.

Risks and uncertainties

The Company’s business, operations and future prospects are subject to significant risks. For details of these risks, refer to the risk factors set forth in the Company’s final long form prospectus (“Final Long Form Prospectus”), filed on SEDAR on May 31, 2022.

Management is not aware of any significant changes to the risks identified in the Final Long Form Prospectus. Such risk factors could materially affect the Company’s business, operations, prospects and share price and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, prospects and share price of the Company. If any of the risks actually occur, the business of the Company may be harmed, and its financial condition and results of operations may suffer significantly.

FORWARD-LOOKING STATEMENTS

Certain statements, other than statements of historical fact, contained in this MD&A constitute “forward-looking information” within the meaning of certain securities laws, including the Securities Act (British Columbia) and are based on expectations, estimates and projections as of the date on which the statements are made in this MD&A. Forward-looking statements include, without limitation, statements with respect to:

•	The sufficiency of the Company’s existing cash resources to enable it to continue operations as a going concern;
•	Future exploration expenditures on the Beskauga Property, the potential exercise of the Beskauga Option and potential bonus payments under the Beskauga Option Agreement;
•	The prospects of entering the development or production stage with respect to the Beskauga Project;
•	Planned activities at the Beskauga Project and the other Kazakh exploration licenses in 2023 and beyond;
•	The Company’s ability to obtain and hold additional concessions in the Beskauga Project area;
•	The sufficiency of surface rights in respect of the Beskauga Property if a mining operation is determined to be feasible;
•	The potential acquisition of additional mineral properties or property concessions;
•	The impact of recent accounting pronouncements on the Company’s financial position, results of operations or cash flows and disclosures;
•	The Company’s ability to raise additional capital and/or pursue additional strategic options, and the potential impact on its business, financial condition and results of operations of doing so or not; and
•	The impact of changing interest rates and foreign currency exchange rates on the Company’s financial condition.

The words “plans”, “expects”, “scheduled”, “budgeted”, “projected”, “estimated”, “timeline”, “forecasts”, “anticipates”, “suggests”, “indicative”, “intend”, “guidance”, “outlook”, “potential”, “prospects”, “seek”, “strategy”, “targets” or “believes”, or variations of such words and phrases or statements that certain future conditions, actions, events or results “will”, “may”, “could”, “would”, “should”, “might” or “can”, or negative versions thereof, “be taken”, “occur”, “continue” or “be achieved”, and other similar expressions, identify forward-looking statements. Forward-looking statements are necessarily based upon management’s perceptions of historical trends, current conditions and expected future developments, as well as a number of specific factors and assumptions that, while considered reasonable by management as of the date on which the statements are made in this MD&A, are inherently subject to significant business, economic and competitive uncertainties and contingencies which could result in the forward-looking statements ultimately being incorrect.

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

In addition to the various factors and assumptions set forth in this MD&A, the material factors and assumptions used to develop the forward-looking information include, but are not limited to:

•	the future prices of metals and other commodities;
•	the ability to raise any necessary additional capital on reasonable terms to advance exploration and development of the Beskauga Project;
•	the demand for and stable or improving price of metals and other commodities;
•	general business and economic conditions will not change in a material adverse manner;
•	the Company’s ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;
•	the geology of the Beskauga Project as described in the Beskauga Technical Report;
•	the accuracy of budgeted exploration costs and expenditures;
•	future currency exchange rates and interest rates;
•	operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner;
•	the Company’s ability to attract and retain skilled personnel and directors;
•	political and regulatory stability;
•	the receipt of governmental, regulatory and third-party approvals, licenses and permits on favourable terms;
•	obtaining required renewals for existing approvals, licenses and permits on favourable terms;
•	requirements under applicable laws;
•	sustained labour stability; and
•	stability in financial and capital markets.

By its nature, forward-looking information is subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. Known and unknown risk factors, many of which are beyond the control of the Company, could cause actual results to differ materially from the forward-looking information in this MD&A. Such factors, without limitation, the following, which are discussed in greater detail in the “Risk Factors” section of the Final Long Form Prospectus:

•	the Company’s ability to continue as a going concern;
•	the lack of an existing public market for the Company’s Common Shares;
•	uncertainty that the Company will be able to maintain sufficient cash to accomplish its business objectives;
•	exploration activities require significant amounts of capital that may not be recovered;
•	the Company’s ability to meet current and future capital requirements on favorable terms, or at all;
•	risks relating to the results of future exploration at the Beskauga Property and the Company’s ability to raise the capital for exploration expenditures on the Beskauga Property to maintain the effectiveness of the Beskauga Option;
•	the Company is in the exploration stage of mining, with no history of operations;
•	the Company does not have a commercially mineable ore body;
•	the reliability of Mineral Resource estimates;
•	the Company’s ability to acquire additional mineral properties or property concessions;
•	inherent risks in the mineral exploration industry;
•	risks relating to fluctuations of metal prices;
•	risks relating to competition in the mining industry;
•	risks relating to the title to the Company’s properties;
•	risks relating to the Company’s option and joint venture agreements;
•	the Company’s ability to obtain required permits;
•	timing of receipt and maintenance of government approvals;
•	compliance with laws is costly and may result in unexpected liabilities;
•	the Company’s success depends on developing and maintaining relationships with local communities and other stakeholders;

ARRAS MINERALS CORP. Management’s Discussion and Analysis For the three and six months ended April 30, 2023 and 2022 (Expressed in United States Dollars, except as noted)

•	risks relating to social and environmental activism;
•	risks relating to evolving corporate governance and public disclosure regulations;
•	risks relating to foreign operations;
•	risks relating to worldwide economic and political events;
•	risk of political and economic instability in Kazakhstan;
•	the Company’s financial condition could be adversely affected by changes in currency exchange rates;
•	risks relating to the Company’s “foreign private issuer” status;
•	risks relating to the Company’s possible status as a passive foreign investment company;
•	risks relating to volatility in the Company’s share price;
•	further equity financings leading to the dilution of the Company’s Common Shares;
•	the Company’s Common Shares continuing not to pay dividends;
•	risks relating to information systems and cybersecurity;
•	the Company’s ability to retain key management, consultants and experts necessary to successfully operate and grow its business;
•	overlapping officers and directors with Silver Bull may give rise to conflicts of interest;
•	the Company’s reliance on international advisors and consultants; and
•	risks relating to changes in tax laws; and
•	risks relating to changes in regulatory frameworks or regulations affecting the Company’s activities.

These risk factors are not intended to represent a complete list of the factors that could affect the Company and investors are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.